SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine –

BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Delivers Final Data from Encontrado project over Perdido fold belt

Paris, France – June 8, 2017

CGG announced today that the final products from its Encontrado multi-client reprocessing project across the Gulf of Mexico’s prolific Perdido fold belt have been delivered on schedule to the Comision Nacional de Hidrocarburos (CNH) and the industry.

The Final Reverse Time migration (RTM), Kirchhoff migration and associated data volumes covering a vast 38,000 sq km area straddling the Mexico/USA border are now available on a non-exclusive basis. The significant uplift in the imaging of these final products over the Fast Trax RTM data delivered last year is evident throughout. As a result, the prospective reservoirs can be identified and mapped in unprecedented detail. The improved depth information in the final volume also has a material impact on the understanding of the petroleum systems and the location, timing, volume and type of hydrocarbons that may have charged the reservoirs. Collectively, these improvements enable an enhanced assessment of prospectivity in this emerging exploration frontier. Given the project’s magnitude, this achievement is testament to the experience and commitment of the processing team in CGG’s Houston subsurface imaging center and the value of geoscience integration.

To further enhance industry understanding of this complex but highly prospective area, CGG has embarked on a JumpStart™ fully integrated geoscience program to complement the seismic data from the Encontrado project. JumpStart programs are designed to review, validate, calibrate and interpret all available seismic, well and geologic data to deliver all the information needed in one place for a comprehensive understanding of the petroleum systems present.

Jean-Georges Malcor, CEO, CGG, said: “CGG’s considerable experience in understanding and imaging the geology in both the US and Mexican Gulf of Mexico has been instrumental in our timely delivery of the final products from this very large data set. The final images obtained from the advanced high-end processing sequence will allow detailed geological interpretation and be suitable for both basin-scale exploration and potential prospect evaluation. By undertaking the Encontrado reprocessing and a JumpStart geoscience program, CGG is playing a leading role in helping to turn this frontier area into a well-understood basin.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 8th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer